STATEMENT OF INVESTMENTS

Dreyfus Premier New Jersey Municipal Bond Fund, Inc.

March 31, 2008 (Unaudited)

Long-Term Municipal Investments--98.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey--92.8%				
Atlantic County Utilities Authority, Solid Waste System Revenue	7.13	3/1/16	13,250,000	13,481,875
Bayonne Redevelopment Agency, Revenue (Royal Caribbean Project)	5.38	11/1/35	4,120,000	3,631,450
Bergen County Utilities Authority, Water Pollution Control Revenue (Insured; FGIC)	5.38	12/15/13	1,155,000	1,237,513
Bordentown Sewer Authority, Revenue (Insured; FGIC)	5.38	12/1/20	3,880,000	4,025,888
Burlington County Bridge Commission, EDR (The Evergreens Project)	5.63	1/1/38	2,500,000	2,196,200
Camden (Insured; FSA)	0.00	2/15/12	4,385,000	3,856,388
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	4,545,000	4,485,506
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	2,000,000	1,973,820
Carteret Board of Education, COP (Insured; MBIA)	6.00	1/15/10	440,000 [a]	473,145
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.00	1/1/27	3,220,000	3,234,619
Delaware River Joint Toll Bridge Commission, Bridge System Revenue (Insured; MBIA)	5.00	7/1/35	4,000,000	4,002,640
East Orange (Insured; FSA)	0.00	8/1/10	4,240,000	3,995,013
East Orange (Insured; FSA)	0.00	8/1/11	2,500,000	2,274,425
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/21	685,000	365,735
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/26	745,000	291,071
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/28	2,345,000	813,480
Essex County Improvement				

Authority, LR (County Correctional Facility Project) (Insured; FGIC)	6.00	10/1/10	10,000,000 a	10,854,500
Freehold Regional High School District, School District Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.50	3/1/09	1,450,000	1,500,460
Freehold Regional High School District, School District Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.50	3/1/10	2,460,000	2,608,953
Gloucester Township Municipal Utilities Authority, Sewer Revenue (Insured; AMBAC)	5.65	3/1/18	2,530,000	2,796,181
Hudson County Improvement Authority, Harrison Stadium Land Acquisition Special Obligation Revenue (Harrison Redevelopment Project) (Insured; MBIA)	0.00	12/15/34	3,000,000	675,750
Jersey City (Insured; FSA)	0.00	5/15/10	4,745,000	4,483,883
Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC)	6.00	10/1/08	1,575,000	1,608,453
Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC)	6.00	10/1/08	915,000	934,462
Jersey City, Public Improvement Revenue (Insured; MBIA)	5.25	9/1/09	1,605,000 a	1,696,806
Mercer County Improvement Authority, County Secured Open Space Revenue (Insured; MBIA)	5.00	8/1/40	3,290,000	3,289,967
Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC)	0.00	9/1/20	3,745,000	2,038,216
Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC)	0.00	9/1/22	4,740,000	2,280,461
Middlesex County Utilities Authority, Sewer Revenue (Insured; MBIA)	6.25	8/15/10	800,000	835,056
New Jersey	6.00	5/1/10	3,695,000 a	3,974,194
New Jersey (Insured; MBIA)	6.00	7/15/10	7,400,000	7,986,598
New Jersey Economic Development Authority, Cigarette Tax				

Revenue	5.50	6/15/24	2,300,000	2,216,234
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/29	12,500,000	12,258,750
New Jersey Economic Development Authority, Department of Human Services Composite Revenue (Division of Developmental Disabilities)	6.25	7/1/24	1,275,000	1,351,411
New Jersey Economic Development Authority, Department of Human Services Composite Revenue (Division of Mental Health Services)	6.10	7/1/17	2,925,000	3,104,332
New Jersey Economic Development Authority, District Heating and Cooling Revenue (Trigen-Trenton District Energy Company L.P. Project)	6.20	12/1/10	3,600,000	3,606,480
New Jersey Economic Development Authority, EDR (American Airlines, Inc. Project)	7.10	11/1/31	1,085,000	879,642
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.00	6/1/18	1,680,000	1,739,203
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.88	6/1/18	2,750,000	2,914,725
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.50	6/1/21	1,920,000	1,990,483
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	6.00	6/1/25	1,000,000	1,045,050
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.25	6/1/32	350,000	351,218
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue)	5.50	7/1/19	3,000,000	2,830,230
New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village Project)	5.50	1/1/18	2,950,000	2,959,470
New Jersey Economic Development Authority, First Mortgage				

Revenue (Fellowship Village Project)	5.50	1/1/25	3,000,000	2,904,090
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/18	5,000,000	3,093,350
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/20	3,350,000	1,822,869
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/21	2,620,000	1,337,405
New Jersey Economic Development Authority, Retirement Community Revenue (Seabrook Village, Inc. Facility)	5.00	11/15/15	1,605,000	1,558,872
New Jersey Economic Development Authority, Retirement Community Revenue (Seabrook Village, Inc. Facility)	5.25	11/15/26	1,700,000	1,490,594
New Jersey Economic Development Authority, Revenue (Department of Human Services Pooled Financing Program)	5.75	7/1/14	1,080,000	1,175,569
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/12	1,000,000	879,610
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/13	1,000,000	837,830
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/15	3,250,000	2,448,420
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/17	5,000,000	3,367,150
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/18	2,500,000	1,583,325
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/20	6,500,000	3,625,830
New Jersey Economic Development Authority, Revenue (Hillcrest				

Health Service System Project) (Insured; AMBAC)	0.00	1/1/22	6,000,000	2,962,080
New Jersey Economic Development Authority, Revenue (Transportation Project) (Insured; FSA)	5.25	5/1/11	2,210,000	2,372,877
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	9/1/37	1,150,000	1,153,381
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/18	10,000,000 [b,c]	10,815,700
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.50	9/1/24	4,300,000	4,695,514
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.00	9/1/37	9,000,000	9,033,120
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; FGIC)	5.50	9/1/27	10,000,000	10,758,700
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/19	5,000,000	4,606,000
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/29	2,000,000	1,769,100
New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC)	6.00	6/15/10	2,425,000 [a]	2,617,885
New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC)	6.13	6/15/10	7,535,000 [a]	8,154,452
New Jersey Economic Development Authority, Waste Paper Recycling Revenue (Marcal Paper Mills Inc. Project)	6.25	2/1/09	1,485,000	1,472,660
New Jersey Educational Facilities Authority, Revenue (Fairleigh Dickenson University Issue)	6.00	7/1/20	4,535,000	4,671,231
New Jersey Educational Facilities Authority, Revenue (Gregorian Court University Project)	5.00	7/1/27	1,000,000	929,770
New Jersey Educational Facilities				

Authority, Revenue (Gregorian Court University Project)	5.25	7/1/27	500,000	479,780
New Jersey Educational Facilities Authority, Revenue (Gregorian Court University Project)	5.25	7/1/37	750,000	684,323
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.25	7/1/10	2,885,000 [a]	3,072,121
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.00	7/1/15	120,000 [a]	133,175
New Jersey Educational Facilities Authority, Revenue (Public Library Project Grant Program Issue) (Insured; AMBAC)	5.50	9/1/17	1,500,000	1,627,485
New Jersey Educational Facilities Authority, Revenue (Public Library Project Grant Program Issue) (Insured; AMBAC)	5.00	9/1/22	5,500,000	5,613,245
New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; FGIC)	5.75	7/1/10	15,405,000 [a]	16,480,885
New Jersey Educational Facilities Authority, Revenue (Stevens Institute of Technology Issue)	5.38	7/1/14	2,500,000 [a]	2,807,925
New Jersey Educational Facilities Authority, Revenue (Stevens Institute of Technology Issue)	5.00	7/1/34	4,250,000	3,709,018
New Jersey Educational Facilities Authority, Revenue (The Richard Stockton College of New Jersey Issue) (Insured; MBIA)	5.00	7/1/34	4,005,000	3,961,386
New Jersey Educational Facilities Authority, Revenue (The Richard Stockton College of New Jersey Issue) (Insured; MBIA)	5.00	7/1/37	6,945,000	6,849,854
New Jersey Environmental Infrastructure Trust	5.25	9/1/10	4,070,000 [a]	4,385,913
New Jersey Health Care Facilities Financing Authority, Revenue (AHS Hospital Corporation Issue) (Insured; AMBAC)	6.75	7/1/36	6,975,000 [d]	6,975,000
New Jersey Health Care Facilities Financing Authority, Revenue (AHS Hospital Corporation Issue) (Insured; AMBAC)	7.50	7/1/36	9,175,000 [d]	9,175,000
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center				

Issue)	6.00	7/1/12	6,145,000	6,632,483
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.25	7/1/12	2,270,000 a	2,578,221
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.25	7/1/17	2,730,000	2,941,138
New Jersey Health Care Facilities Financing Authority, Revenue (Capital Health System Obligated Group Issue)	5.75	7/1/23	3,000,000	3,045,780
New Jersey Health Care Facilities Financing Authority, Revenue (General Hospital Center at Passaic, Inc. Obligated Group Issue) (Insured; FSA)	6.75	7/1/19	550,000	657,987
New Jersey Health Care Facilities Financing Authority, Revenue (Hackensack University Medical Center) (Insured; Assured Guaranty)	5.25	1/1/31	3,750,000 e	3,783,863
New Jersey Health Care Facilities Financing Authority, Revenue (Hackensack University Medical Center) (Insured; Assured Guaranty)	5.25	1/1/36	3,000,000 e	3,027,090
New Jersey Health Care Facilities Financing Authority, Revenue (Robert Wood Johnson University Hospital Issue)	5.38	7/1/13	2,000,000	2,093,160
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Barnabas Health Care System Issue) (Insured; MBIA)	0.00	7/1/23	2,280,000	1,099,507
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Barnabas Health Care System Issue) (Insured; MBIA)	0.00	7/1/23	3,220,000	1,447,970
New Jersey Health Care Facilities Financing Authority, Revenue (South Jersey Hospital Issue)	6.00	7/1/12	3,000,000	3,153,960
New Jersey Health Care Facilities Financing Authority, Revenue (Trinitas Hospital Obligated Group)	7.38	7/1/10	4,000,000 a	4,393,520
New Jersey Higher Education Assistance Authority, Student Loan Revenue (Insured; MBIA)	6.13	6/1/17	280,000	291,656
New Jersey Highway Authority, Revenue (Garden State Parkway)	6.00	1/1/19	6,645,000	7,645,803

New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.75	4/1/18	1,200,000	1,215,324
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.30	4/1/26	335,000	337,817
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured: AMBAC and FHA)	5.65	5/1/40	4,480,000	4,485,645
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	5.70	5/1/20	2,320,000	2,376,678
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	5.75	5/1/25	815,000	828,064
New Jersey Housing and Mortgage Finance Agency, SFHR	5.25	10/1/37	2,460,000	2,530,725
New Jersey Transit Corporation, Federal Transit Administration Grants, COP (Master Lease Agreement) (Insured; AMBAC)	5.75	9/15/10	5,000,000 [a]	5,400,400
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/09	2,725,000	2,848,116
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/20	4,000,000	4,210,920
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	12/15/23	7,000,000	7,616,560
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	5.00	12/15/32	10,000,000	10,030,500
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	5.00	12/15/34	6,650,000	6,664,697
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	0.00	12/15/35	20,000,000	4,272,000
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	5,000,000 [a]	5,599,450
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	9,000,000 [a,b,c]	10,079,010
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	8,000,000 [a,b,c]	8,959,120
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	7.00	6/15/12	2,255,000	2,628,834
New Jersey Transportation Trust				

Fund Authority (Transportation System) (Insured; MBIA)	7.00	6/15/12	3,745,000	4,321,767
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	60,000	68,830
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	160,000	184,128
New Jersey Turnpike Authority, Turnpike Revenue (Insured; AMBAC)	5.00	1/1/35	7,800,000	7,719,894
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	6.50	1/1/16	1,000,000	1,173,770
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.00	1/1/20	5,000,000	5,204,100
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.25	1/1/26	3,900,000	4,155,996
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.75	1/1/10	685,000	726,189
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.75	1/1/10	2,315,000	2,439,686
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	17,935,000	20,639,598
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	3,520,000	4,107,312
North Jersey District Water Supply Commission, Sewer Revenue (Wanaque South Project) (Insured; MBIA)	6.00	7/1/19	2,000,000	2,267,700
Ocean County, General Improvement	5.00	9/1/10	1,300,000 [a]	1,390,129
Ocean County, General Improvement	5.00	9/1/10	1,200,000 [a]	1,283,196
Port Authority of New York and New Jersey, Special Obligation Revenue (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/15	5,000,000	5,601,250
Rahway Valley Sewerage Authority, Sewer Revenue (Insured; MBIA)	0.00	9/1/30	7,550,000	2,226,646
Salem County Improvement Authority, City-Guaranteed Revenue (Finlaw State Office Building Project) (Insured; FSA)	5.25	8/15/38	3,640,000	3,723,611
South Brunswick Township Board of Education, School Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.63	12/1/09	1,820,000 [a]	1,926,361
South Jersey Transportation				

Authority, Transportation System Revenue (Insured; FGIC)	5.00	11/1/33	2,500,000	2,450,375
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.38	6/1/12	2,500,000 [a]	2,751,200
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/13	1,790,000 [a]	2,111,788
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	10,630,000 [a]	12,661,712
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.63	6/1/26	8,000,000	6,808,160
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/32	6,680,000	7,259,290
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.75	6/1/34	9,500,000	7,531,220
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	5,270,000	4,223,062
Union County Improvement Authority, Revenue (Correctional Facility Project)	5.00	6/15/22	3,155,000	3,265,709
Union County Utilities Authority, Solid Waste Revenue (Ogden Martin Systems of Union, Inc.) (Insured; AMBAC)	5.38	6/1/20	4,990,000	5,023,333
University of Medicine and Dentistry of New Jersey (Insured; AMBAC)	5.50	12/1/27	15,425,000	15,690,002
West Orange Board of Education, COP (Insured; MBIA)	6.00	10/1/09	500,000 [a]	534,995
U.S. Related--5.5%				
Guam Waterworks Authority, Water and Wastewater System Revenue	6.00	7/1/25	1,000,000	990,890
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/25	5,000,000	4,899,600
Puerto Rico Commonwealth, Public Improvement (Insured; FGIC)	5.50	7/1/29	7,850,000	7,888,465
Puerto Rico Commonwealth,				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Public Improvement (Insured; MBIA)	5.65	7/1/15	2,000,000	2,208,960
Puerto Rico Electric Power Authority, Power Revenue	5.00	7/1/37	4,250,000	3,959,810
Puerto Rico Sales Tax Financing Corporation, Sales Tax Revenue	5.25	8/1/57	6,400,000	5,965,440
Virgin Islands Public Finance Authority, Revenue (Senior Lien Fund) (Insured; ACA)	5.50	10/1/08	1,500,000	1,516,830
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.50	10/1/10	3,000,000 [a]	3,326,940
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	2,000,000	2,133,500
Total Long-Term Municipal Investments (cost $576,102,652)				**588,479,872**

Short-Term Municipal Investment--4.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey;				
New Jersey Educational Facilities Authority, Revenue (College of New Jersey Issue) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia) (cost $28,655,000)	7.78	4/7/08	28,655,000 [f]	**28,655,000**
Total Investments (cost $604,757,652)			103.1%	617,134,872
Liabilities, Less Cash and Receivables			(3.1%)	(18,646,939)
Net Assets			100.0%	598,487,933

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2008, these securities amounted to $29,853,830 or 5.0% of net assets.

c   Collateral for floating rate borrowings.

d   Variable rate security--interest rate subject to periodic change.

e   Purchased on a delayed delivery basis.

f   Securities payable on demand. Variable interest rate--subject to periodic change.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $604,757,652. Net unrealized appreciation on investments was $12,377,220 of which $23,439,149 related to appreciated investment securities and $11,061,929 related to deprreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation

ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,

credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing

in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried

at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	617,134,872	0
Level 3 - Significant Unobservable Inputs	0	0
Total	617,134,872	0

* Other financial instruments include futures, forwards and swap contracts.